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December 21, 2011	Paul M. Kinsella
617-951-7921
617-951-7050 fax
Paul.Kinsella@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549-4720
Attention:	Mr. Jeffrey Riedler
Mr. John Krug

Re:                             Supernus Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed December 23, 2010 and amended February 8, 2011
File No. 333-171375

Dear Mr. Riedler and Mr. Krug,

On behalf of Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are writing in response to the letter, dated November 29, 2011, of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-171375), filed on December 23, 2010, as amended on February 8, 2011 (as so amended, the “Registration Statement”) in which the Commission notified the Company that, pursuant to Rule 479 of the Securities Act of 1933, the Commission could enter an order declaring the Registration Statement abandoned as early as December 29, 2011 if the Company did not amend the Registration Statement, file a request for withdrawal of the Registration Statement or provide the Commission with a satisfactory explanation of why the Company had not done either.

We write to inform you that the Company is currently preparing Amendment No. 2 to the Registration Statement (the “Amendment”) and anticipates filing the Amendment in the near future.  We hereby request that the Commission refrain from taking any action to declare the Registration Statement abandoned prior to the close of business on January 11, 2012.

Should you have any questions relating to any of the foregoing, please feel free to contact me at (617) 951-7921.

Best regards,

/s/ Paul M. Kinsella

Paul M. Kinsella

Cc:	Jack A. Khattar (Supernus Pharmaceuticals, Inc.)
Gregory Patrick (Supernus Pharmaceuticals, Inc.)
Mitchell S. Bloom (Goodwin Procter LLP)
Edward A. King (Goodwin Procter LLP)